Exhibit 17.1

Richard Y. Lim

May 29, 2013

Mr. Steven Koh

Chairman of the Board

Wilshire Bancorp, Inc.

Wilshire State Bank

Los Angeles, CA

Dear Mr. Koh:

I hereby submit my resignation as a Director of Wilshire Bancorp, Inc. and Wilshire State Bank as of May 29, 2013 in keeping with the age restrictions of the Board Succession Plan.

It has been a great privilege to serve the shareholders of both entities as a founding Bank Director some 33 years ago.

I sincerely thank each of the Board Members for their help and support and wish them the best of luck in all their future endeavors.

Best regards,
/s/ Richard Y. Lim
Richard Y. Lim